

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2014

<u>Via E-mail</u>
David Sambur
Director and Chief Executive Officer
AP Gaming Holdco, Inc.
6680 Amelia Earhart Court
Las Vegas, NV 89119

Re: AP Gaming Holdco, Inc.
Form 10-12G
Filed December 19, 2013
File No. 000-55119

Form 10-K
Filed March 31, 2014
File No. 000-55119

Dear Mr. Sambur:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                                Sincerely,

                                                /s/ Jay Ingram

                                                Jay Ingram
                                                Legal Branch Chief

cc: Monica K. Thurmond (*via e-mail*)
       Paul, Weiss, Rifkind, Wharton & Garrison LLP